EACO Corporation
1500 North Lakeview Avenue
Anaheim, CA 92807
Tel: 714.876.2490
Fax: 714.693.5980
January 7, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street NE
Mail Stop 3010
Washington, D.C. 20549
Attn: Ms. Karen J. Garnett

Re:	EACO Corporation
Schedule 14A filed December 23, 2009
File No. 1-14311
Dear Ms. Garnett:
     We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 4, 2010 (the “SEC Comment Letter”) regarding the preliminary proxy statement on Schedule 14A filed on December 23, 2009 by EACO Corporation (the “Company”). The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and correspond to the numbered comments contained in the SEC Comment Letter.
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Information Regarding Bisco’s Business, page 53
     1. Please include the disclosure required by Item 402 of Regulation S-K for Bisco Industries, Inc. This disclosure should be the same information that the target company would be required to file in a 1934 Act registration statement. In addition, please provide Item 402 disclosure for each person who will serve as a director or executive officer of the combined company. Refer to Interpretive Response 217.12 of the Division of Corporation Finance Compliance and Disclosure Interpretations relating to Regulation S-K, updated July 3, 2008, which is available at www.sec.gov.
     Response: Interpretive Response 217.12 of the Division of Corporation Finance Compliance and Disclosure Interpretations requires Item 402 disclosure in a transaction combining a shell company with an operating company. As requested by the Staff in our discussion today, set forth below is additional supporting information which confirms that EACO Corporation is not a shell company.
     Rule 405 of the Securities Act of 1933, as amended, defines a shell company as “a registrant . . . that has:
1.	No or nominal operations; and

Securities and Exchange Commission
January 7, 2010

2.	Either:
i.	No or nominal assets;

ii.	Assets consisting solely of cash and cash equivalents; or

iii.	Assets consisting of any amount of cash and cash equivalents and nominal other assets.”
     The Company’s operations and assets do not meet the above definition. The Company has for many years and currently owns and manages several rental properties in Florida and California, and in connection with such operations solicits tenants, negotiates agreements with existing and potential tenants, collects rents, has purchased additional properties, maintains properties and works with landlords and other third parties. In addition, the Company’s total assets as of August 31, 2009 was almost $12 million, of which approximately $10.3 million consisted of real estate properties leased or held for leasing. As such, the Company respectfully submits that it is not a shell company and is not required to provide the Item 402 disclosure in its proxy statement.
Independent Auditors’ Report, page D-2
     2. The audit report accompanying Bisco Industries, Inc.’s financial statements does not include the name of the accounting firm and does [not] appear to be signed. Please file a signed audit report with your next amendment.
     Response: As discussed with the Staff, the Company will file the signed audit report with the definitive proxy statement. For your reference, a copy of the signed audit report is attached hereto as Appendix A.
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     In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
January 7, 2010

     Any comments or questions regarding the foregoing should be directed to the undersigned at (714) 876-2490. Thank you very much for your assistance with this matter.
Sincerely,
EACO Corporation

Glen F. Ceiley
Chief Executive Officer

Appendix A
Audit Report

INDEPENDENT AUDITORS’ REPORT
To the Board of
Directors Bisco Industries, Inc.
We have audited the accompanying consolidated balance sheets of Bisco Industries, Inc. and Subsidiary (the “Company”) as of August 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income (loss), stockholder’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bisco Industries, Inc. and Subsidiary as of August 31, 2009 and 2008, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Newport Beach, California
December 22, 2009
Squar, Milner, Peterson, Miranda & Williamson, LLP
Certified Public Accountants & Financial Advisors, Serving Clients Since 1951
4100 Newport Place Drive, Third Floor | Newport Beach, CA 92660      Tel: 949-222-2999 | Fax: 949-222-2989

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